Exhibit 12.1

AG Mortgage Investment Trust, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Period from March 7, 2011 to December 31, 2011
Net Income/(Loss)	$109,395,568	$(31,578,636)	$134,935,917	$18,970,696
Fixed Charges (1)	51,464,389	59,408,921	28,797,622	4,132,336
Preferred stock dividends	13,469,416	13,469,416	4,137,010	—

Total fixed charges and preferred stock dividends	64,933,805	72,878,337	32,934,632	4,132,336
Earnings available to cover fixed charges and preferred stock dividends	$174,329,373	$41,299,701	$167,870,549	$23,103,032
Ratio of earnings to combined fixed charges and preferred stock dividends	2.7	0.6	5.1	5.6

Deficiency of earnings to fixed charges and preferred stock dividends	—	(31,578,636)	—	—

(1)	Fixed charges consist of interest expense on all indebtedness reported for GAAP, plus $2.6 million, $5.9 million, $3.8 million, and $0.3 million relating to the underlying interest charge on repurchase agreements accounted for as a component of linked transactions, and $22.3 million, $27.9 million, $10.0 million, and $2.2 million relating to the net periodic interest settlements of interest rate swaps for the years ended December 31, 2014, December 31, 2013, and December 31, 2012 and for the period ended December 31, 2011, respectively.